
13031539

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
2013 MAR -7

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC / TM

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SEC FILE NUMBER
8- 16555

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.L. BAKER & CO., INCORPORATED DBA BAKER & CO., INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19111 DETROIT ROAD
(No. and Street)

ROCKY RIVER (City) OHIO (State) 44116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MELISSA HENAHAN 216-696-0167
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MALONEY + NOVOTNY LLC
(Name – *if individual, state last, first, middle name*)

1111 SUPERIOR AVE, 7TH FLOOR (Address) CLEVELAND (City) OHIO (State) 44114 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 07 2013
02 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 3/26

OATH OR AFFIRMATION

I, MELISSA J. HENAHAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.L. BAKER & CO., INCORPORATED DBA BAKER & CO., INCORPORATED, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

KAREN M. KELLY, Attorney
NOTARY PUBLIC - STATE OF OHIO
My commission has no expiration date
Section 147.03 R. C

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D.L. BAKER & CO., INCORPORATED

CONTENTS

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com


Maloney+NovotnyLLC

To the Shareholders
D.L. Baker & Co., Incorporated
Rocky River, Ohio

Independent Auditors' Report

We have audited the accompanying statement of financial condition of D.L. Baker & Co., Incorporated (dba Baker & Co., Incorporated) as of December 31, 2012, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.L. Baker & Co., Incorporated as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Maloney + Novotny LLC

Cleveland, Ohio
February 13, 2013

Business Advisors and Certified Public Accountants
Cleveland | Canton | Elyria

NEXIA INTERNATIONAL

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS	Allowable	Non-Allowable	Total
Cash and cash equivalents	$ 41,476	$ -	$ 41,476
Restricted cash	50,000	-	50,000
Receivables:			
Clearing broker	57,129	1,757	58,886
Marketable securities owned - at market value	554,020	-	554,020
Furniture and equipment at cost, less accumulated depreciation of $61,441	-	13,000	13,000
Total assets	$702,625	$ 14,757	$717,382

LIABILITIES AND SHAREHOLDERS' EQUITY	A.I. Liabilities	Non-A.I. Liabilities	Total
LIABILITIES			
Accounts payable and accrued expenses	$ 17,844	$ -	$ 17,844
Commitments and contingencies			
SHAREHOLDERS' EQUITY			
Common stock, without par value			
Authorized – 500 shares			
Issued and outstanding – 204 shares			1,020
Additional paid-in-capital			394,494
Retained earnings			304,024
Total shareholders' equity			699,538
Total liabilities and shareholders' equity			$717,382

The accompanying notes are an integral part of these financial statements.

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

STATEMENT OF INCOME

Year Ended December 31, 2012

REVENUES		
Commissions	$677,026	
Interest and dividends	81,819	
Trading gains - net	78,507	
Other income - net	898	$838,250
EXPENSES		
Commissions, employee compensation and benefits	477,524	
Promotion and advertising	825	
Clearing fees	93,442	
Occupancy	68,058	
Communications and data processing	34,303	
Professional fees	17,400	
Exchange fees	19,205	
Other expenses	64,057	774,814
NET INCOME		$ 63,436

The accompanying notes are an integral part of these financial statements.

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Year Ended December 31, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE – JANUARY 1, 2012	$ 1,020	$394,494	$240,588	$636,102
NET INCOME	-	-	63,436	63,436
BALANCE – DECEMBER 31, 2012	$ 1,020	$394,494	$304,024	$699,538

The accompanying notes are an integral part of these financial statements.

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

STATEMENT OF CASH FLOWS

Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 63,436
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 5,658	
Trading gains, net on marketable securities owned	(78,507)	
Increase (decrease) in cash resulting from changes in operating assets and liabilities:		
Receivables	(10,265)	
Marketable securities owned	41,596	
Accounts payable and accrued expenses	2,564	
Total adjustments		(38,954)
Net cash provided by operating activities		24,482
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR		16,994
CASH AND CASH EQUIVALENTS – END OF YEAR		$ 41,476

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

D.L. Baker & Co., Incorporated, dba Baker & Co., Incorporated (the Company), is a registered broker/dealer under the Securities Exchange Act of 1934. The Company does not carry customer accounts or securities; it operates as an introducing broker on a fully disclosed basis with an unrelated clearing firm. The Company is registered with the Securities and Exchange Commission (SEC), all fifty states of the United States of America and the District of Columbia, and the Financial Industry Regulatory Authority (FINRA). The Company is a member of the New York Stock Exchange (NYSE), the Securities Investor Protection Corporation (SIPC), and FINRA.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Accounting Estimates – Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

B. Cash and Cash Equivalents – Cash and cash equivalents consist of cash and money market funds. At December 31, 2012, $50,000 of the Company's cash balance is associated with a good faith deposit at its principal clearing broker and is, therefore, restricted as to use.

The Company considers financial instruments with an initial maturity of 90 days or less to be cash equivalents. The Company places its other temporary cash investments with financial institutions, which may, at times, exceed federally insured levels.

C. Receivables and Credit Policies – Receivables from clearing broker are uncollateralized clearing broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Receivables from clearing broker, net of trading costs, are stated at the amount billed. Payments of receivables are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

Management individually reviews all receivable balances that exceed 30 days from the invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Accounts are charged off when management determines the cost of collection efforts exceeds the balance due. In the opinion of management, at December 31, 2012, all receivables were considered collectible and no allowance was necessary.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

D. Marketable Securities Owned – Marketable securities owned consist primarily of equities and are classified as trading securities and, as such, these securities are reported at market value (as quoted on established markets) with unrealized gains and losses reported in operations in the year in which they occur. Net unrealized gains on investments of $57,200 are included in trading gains - net in the statement of income. Shares in NYSE Group, NASDAQ Stock Market, Inc., and Goldman Sachs Capital Growth Fund comprised approximately 96% of the Company's total investments as of December 31, 2012.

E. Furniture and Equipment – Furniture and equipment are capitalized and depreciated using the straight-line method of depreciation for financial reporting purposes using estimated useful lives of five to ten years.

F. Securities Transactions – Proprietary securities transactions in regular-way trades are recorded at market value on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company uses the specific identification method to determine the cost of securities sold. Interest income is recognized as earned. Dividend income is recognized on the ex-dividend date.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on a net basis on the statement of financial condition.

G. Commissions – Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

H. Promotion and Advertising Costs – Promotion and advertising costs are expensed as incurred and totaled $825 in 2012.

I. Income Taxes – The Company's shareholders have consented to the Company's election to be taxed as an S corporation under the provisions of Section 1362(a) of the Internal Revenue Code, which provide for the Company's income to be taxed directly to its shareholders. Therefore, no provisions or liability for federal income taxes has been included in the financial statements, however, the Company is liable for certain state and local taxes.

The Company does not have significant unrecognized tax benefits as of December 31, 2012. The Company's tax returns are subject to examination by the IRS as well as applicable state and local taxing authorities, generally for three years.

J. Concentration of Credit Risk – The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

K. Fair Value of Financial Instruments – The carrying values of cash and cash equivalents, receivables, and accounts payable are reasonable estimates of fair value due to the short-term nature of these financial instruments.

The Company estimates the fair value of financial instruments using available market information and other generally accepted valuation methodologies. Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs used to measure fair value are classified into three levels:

Level 1 – Quoted market prices in active markets for identical assets and liabilities.

Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 – Unobservable inputs in which little or no market data exists.

The Company records its marketable securities holdings based upon quoted prices on national indexes as of the last business day of trading, and are classified as Level 1 measurements.

L. Subsequent Events – The Company has evaluated all events subsequent to the statement of financial position of December 31, 2012, through February 13, 2013, which is the date these financial statements were issued and has determined that there are no subsequent events that require disclosure.

NOTE 3. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2012, the Company had net capital of $554,302 which was $454,302 in excess of the minimum requirements.

In addition to the minimum net capital provisions, rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital of not more than 15 to 1. At December 31, 2012, the ratio was .03 to 1.

NOTE 4. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and is, therefore, exempt from the requirements of rule 15c3-3.

NOTE 5. REPORT DISCLOSURE

Part IIA of the D.L. Baker & Co., Incorporated Focus Report (Form X-17A-5), dated December 31, 2012, to the Securities and Exchange Commission is available for examination and copying at the office of the Company in Rocky River, Ohio, and at the Chicago, Illinois, regional office of the Commission.

NOTE 6. EMPLOYEE BENEFIT PLAN

Substantially all of the Company's employees are covered under a qualified profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code. Under provisions of the plan, the Board of Directors can elect to make a discretionary contribution. No discretionary contribution was authorized for 2012.

NOTE 7. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space in Rocky River, Ohio, under a five-year operating lease, expiring September 30, 2014, with the option to renew for one five-year term.

Rental expense for all operating leases, including month-to-month leases, amounted to $62,400 for the year ended December 31, 2012. As of December 31, 2012, the Company has minimum commitments under the Rocky River operating lease as follows: 2013 - $62,400 and 2014 - $46,800.

Clearing Agreement

Under the terms of the Company's agreement with its clearing firm, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. In the opinion of management, the ultimate settlement of these matters will have no material adverse effect on the financial position of the Company.

NOTE 7. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Exchange Member Guarantees

The Company is a member of the NYSE which trades and clears securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Contingency

The Company is not aware of and has not accrued for additional contingencies.

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com


Maloney+Novotny LLC

Independent Auditors' Report on Supplementary Information

To the Shareholders
D.L. Baker & Co., Incorporated
Rocky River, Ohio

We have audited the financial statements of D.L. Baker & Co., Incorporated as of and for the year ended December 31, 2012, and have issued our report thereon dated February 13, 2013, which contained an unmodified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules I, II, and III required by rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Maloney + Novotny LLC

Cleveland, Ohio
February 13, 2013

Business Advisors and Certified Public Accountants
Cleveland | Canton | Elyria

NEXIA INTERNATIONAL

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2012

NET CAPITAL		
Total shareholders' equity from statement of financial condition		$699,538
Less: Non-allowable assets		
Commission receivable - unsecured and 12b(1) fees	$ 1,757	
Furniture and equipment - net of accumulated depreciation	13,000	14,757
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		684,781
Haircuts on securities		130,479
NET CAPITAL		$554,302
ACCOUNTS PAYABLE AND ACCRUED EXPENSES		$ 17,844
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS		$ 1,190
MINIMUM REQUIRED NET CAPITAL		$100,000
NET CAPITAL REQUIREMENT		$100,000
EXCESS NET CAPITAL		$454,302
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.03 to 1

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

December 31, 2012

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2012)

Net capital, as reported in Company's Part II (unaudited) Focus report	$554,302
Adjustments	-
Net capital per audited computation above	$554,302

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

SCHEDULES II AND III - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2012

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under rule 15c3-3" and "Information Relating to Possession or Control Requirements Under rule 15c3-3" as it meets the exemptive provisions of rule 15c3-3, under Section (k)(2)(ii) of the rule.

Maloney+NovotnyLLC

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

To the Shareholders
D.L. Baker & Co., Incorporated
Rocky River, Ohio

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by D.L. Baker & Co., Incorporated, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating D.L. Baker & Co., Incorporated's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). D.L. Baker & Co., Incorporated's management is responsible for D.L. Baker & Co., Incorporated's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [cancelled checks] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [summary of quarterly Focus Reports] supporting the adjustments noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Business Advisors and Certified Public Accountants
Cleveland | Canton | Elyria

NEXIA INTERNATIONAL

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Meloney + Novotny LLC

Cleveland, Ohio
February 13, 2013

SIPC-7
(33 REV 7 10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington. D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7 10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

018555 FINRA DEC
[illegible] & CO INC 16*16
D/B/A [illegible]R & CO INC
19111 DETROIT RD STE 100
ROCKY RIVER OH 44116-1740

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1777-

B. Less payment made with SIPC-6 filed (exclude interest) (905-)
8-6-12
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 872

E. Interest computed on late payment (see instruction E) for __ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 872-

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 872-

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Baker & Co Incorporated
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 8th day of February, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$ 834,083
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	18725
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	78331
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 26083	
Enter the greater of line (i) or (ii)	26083
Total deductions	123,139
2d. SIPC Net Operating Revenues	$ 710,944
2e. General Assessment @ .0025	$ 1777
	(to page 1, line 2.A.)

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

Maloney+Novotny LLC

To the Shareholders
D.L. Baker & Co., Incorporated
Rocky River, Ohio

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

In planning and performing our audit of the financial statements of D.L. Baker & Co., Incorporated (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Business Advisors and Certified Public Accountants
Cleveland | Canton | Elyria

NEXIA INTERNATIONAL

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Meloney + Novotny LLC

Cleveland, Ohio
February 13, 2013